UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ⊠  Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞  No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Reaches Agreement in Principle to Settle Securities Lawsuit

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) announced today that the parties in the purported securities class action captioned Loretta Zwickel v. Taro Pharmaceutical Industries Ltd., et al., Case No. 04-CV-05969 (United States District Court for the Southern District of New York) have reached an agreement in principle to settle all claims asserted against all defendants in the action. The settlement is subject to the execution of definitive documentation, notice to the purported shareholder class and final approval of the settlement by the court at a hearing to be scheduled in the near future.

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that the Company “believes,” or “expects” to happen, or similar language. Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Taro believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Certain factors that could cause or contribute to such differences include, among other things, the ability to finalize and obtain approval of the settlement of the litigation, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date they are made. Taro undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4837

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 29, 2008
TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
Name: Tal Levitt
Title: Director and Secretary